The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2004 JUL 16 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 14, 2004

04035541

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Proposal by UFJ Holdings to Withdraw Management Integration Plans

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

dlw 7/16

07/14/04 10:06AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name : Tsukasa Tanigawa
Title: Deputy General Manager

The Sumitomo Trust & Banking Co., Ltd.

Proposal by UFJ Holdings to Withdraw Management Integration Plans

Tokyo, July 14, 2004 --- Sumitomo Trust today received notice from UFJ Holdings, Inc. that it wishes to withdraw its proposed management integration and joint operation of trust and custody businesses with our bank.

We responded that we are unable to agree with this proposal as we have already entered into a legally binding Basic Agreement with the UFJ Group dated May 21, 2004.

We are currently examining our legal position and considering appropriate measures including legal actions.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654